UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 15, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentences “The 2020 Investor Update media release and the CEO and CFO presentations are available to download from 07:00 CET / 06:00 GMT / 01:00 EST today at: https://www.credit-suisse.com/aboutus/en/events/investor-day-2020.html. Additional presentations will be available to download at 12:30 CET / 11:30 GMT / 06:30 EST today.” Information contained on our website is not incorporated by reference into this report.

Media Release Zurich, December 15, 2020

2020 Investor Update

Accelerating growth in strategic business areas, continuing to deliver for our stakeholders

HIGHLIGHTS

-	Planning significant investments to deliver on our growth ambitions:
o	Investment priorities for Wealth Management-related businesses: expand coverage base, enhance client offering, drive business growth
o	Investment priorities for global investment banking businesses: drive Global Trading Solutions (GTS), expand Investment Bank offering, invest in M&A
o	Infrastructure investments: enhance IT platforms, invest in cloud and automation, drive regulatory agenda
-	Sustainability ambitions:
o	Establish new Sustainability Advisory Committee at the Board of Directors level
o	Commit to develop Science Based Targets within the next 24 months, including our commitment to align our operations and financing to net zero emissions over the coming decades
o	Align our financing with the Paris Agreement objective of limiting global warming to 1.5° C
o	Reposition our portfolio to mobilize capital towards our clients’ transitions
-	Financial ambitions:
o	Reconfirm medium-term ambition of a Return on Tangible Equity (RoTE) of 10% to 12%
o	Operate with a CET1 ratio of at least 12.5% for at least the first half of 2021 given the ongoing COVID-19 pandemic
o	Continue to accrue for at least 5% dividend growth per annum, including with respect to the planned 2020 dividend compared to CHF 0.2776 per share paid this year
o	Intend to restart share buybacks in January 2021 of up to CHF 1.5 billion, with at least CHF 1.0 billion, for the full year, subject to market and economic conditions

Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG, commented:

“Today, we are outlining our ambitious and achievable growth agenda for 2021 and beyond, including broad-based investment initiatives to accelerate growth in our Wealth Management-related businesses and our Investment Bank, with a commitment to placing Sustainability and our new SRI function at the heart of our strategy. We continue to believe wealth management is one of the most attractive segments in financial services, notably in Asia Pacific, and we also expect to further expand the connectivity between our Investment Bank and the Wealth Management-related divisions. Together, these initiatives should allow us to deliver on our medium-term ambition of an RoTE of 10% to 12% in a normalized environment, subject to market and economic conditions, while maintaining a strong balance sheet.”

Media Release Zurich, December 15, 2020

Zurich, December 15, 2020 – We will today update investors and analysts on the progress we have made in 2020, and outline how we intend to drive and accelerate growth across key strategic business areas in 2021 and beyond. We will also detail how we intend to continue supporting our clients by striving for excellence through our leading franchises, across all geographies, and how we expect to continue to deliver value for our shareholders.

SUMMARY – 2020 ACHIEVEMENTS

In 9M20, our strategy as a leading Wealth Manager with strong global Investment Banking capabilities enabled us to deliver resilient results. In Wealth Management, we continued to apply a balanced approach between Mature and Emerging Markets, amplifying our position as the ‘Bank for Entrepreneurs’ focusing on the UHNWI segment, as a core strength, and building out our regional Wealth Management model with continued proximity to our clients. In the Investment Bank, we built on the strong momentum of our newly integrated global division, which is more diversified, more balanced and less volatile, and further strengthened our connectivity to Wealth Management.

Despite absorbing provision for credit losses of CHF 958 million and significant foreign exchange headwinds, we recorded pre-tax income of CHF 3.6 billion in 9M20, up 1% year on year, and net income attributable to shareholders of CHF 3.0 billion, up 18%, with continued underlying momentum in our Wealth Management businesses, as well as a strong performance in our global investment banking businesses. Net revenues were CHF 17.2 billion, up 5% year on year, while total operating expenses of CHF 12.7 billion remained flat, reinvigorating operating leverage. On an adjusted basis, excluding significant items*, pre-tax income was CHF 3.5 billion, up 10% year on year, driven by higher adjusted net revenues, excluding significant items*, of CHF 16.8 billion, up 6%, and lower adjusted* total operating expenses of CHF 12.3 billion, down 2%.

In a year that has been significantly impacted by the global COVID-19 pandemic, we have managed our businesses carefully with the aim of continuing to deliver value for all of our stakeholders. Our key achievements in 9M20 include, but are not limited to:

Media Release Zurich, December 15, 2020

-
More than 90% of employees feel well-supported and informed by management’s response to the COVID-19 pandemic[1], which included free antibody testing to employees and extended paid family leave in locations with closed schools

-	Leadership in the design and execution of the COVID-19 program sponsored by the Swiss government that ultimately provided CHF 17 billion in financing to Swiss SMEs until its expiration end-July 2020
-	Market share gains across various private banking and investment banking products
-	Leveraged technology for client engagement, supporting clients’ increasing financing needs and developing innovative Private Markets and Sustainability products
-	Successful execution of key strategic initiatives with expected gross savings of approximately CHF 400 million to CHF 450 million from 2022 onwards
-	Managed leadership transition and announced Chairman designate, António Horta-Osório, to be proposed for election at the next Annual General Meeting on April 30, 2021
-	Paid full 2019 dividend, accruing for 2020 dividend and confirming our 2021 dividend and share buyback plan

Building on our foundation of success, we today announce a clear growth agenda over the medium-term:

ACCELERATING GROWTH IN WEALTH MANAGEMENT-RELATED BUSINESSES

As we expect global wealth to grow faster than GDP by 20242, we continue to believe wealth management is one of the most attractive segments in financial services. As the award-winning3 ‘Bank for Entrepreneurs’, we intend to further invest in our leading wealth management franchises; to build out our market position in growth areas such as Emerging Markets, where wealth is expected to grow by 11% per annum4; to continue to focus on UHNWIs, as they are the most profitable and fastest growing wealth segment5; and to further deepen collaboration between our Wealth Management-related businesses and our global Investment Bank.

Building on our 9M20 performance, with total Wealth Management net revenues of CHF 7.4 billion, flat year on year, and adjusted net revenues excluding significant items, at constant foreign exchange rates*, of CHF 7.6 billion, up 6% year on year, we intend to grow our overall Wealth Management-related pre-tax income. Specifically, in Wealth Management, we aim to capture growth opportunities by growing client business volume6; attracting NNA7; extending lending8; deepening mandate penetration; growing Private Markets; accelerating digital transformation; and strengthening collaboration with the Investment Bank. In Asset Management, we expect a significant turnaround in 2021 and will focus on our strategic priorities, by continuing to scale market-leading franchises; expanding Alternatives, Alternatives-lite and Private Market offerings; accelerating the focus on ESG; and leveraging Wealth Management for distribution.

We intend to achieve this through targeted growth investments and focused execution, while delivering on our medium-term ambition of a Return on Regulatory Capital (RoRC) of 20% to 25% in our Wealth Management-related businesses.

Media Release Zurich, December 15, 2020

Key investment priorities for Wealth Management-related businesses include:

-	Expand coverage base
o	Pursue selective strategic relationship manager hires and team lift-outs
o	Expand product specialists to drive client activation
o	Strengthen EMEA mid-market advisory coverage
-	Enhance client offering
o	Invest in integrated lending solution delivery
o	Deepen UHNW offering focused on sustainable solutions and Private Markets
o	Build on recently launched CSX digital banking offering
-	Drive business growth
o	Deepen onshore footprint in faster growing markets
o	Accelerate onshore China build-out
o	Deliver Wealth Management platform transformation
o	Scale existing business, e.g. Asset Management

The initiatives are estimated to have a 2021 incremental cost impact of CHF 100 million to CHF 150 million.

DRIVING SUSTAINABLE INVESTMENT BANKING RETURNS

Building on our 9M20 performance, with total global investment banking revenues of USD 7.8 billion, up 20% year on year, and a strong position in the market, with a number 1 rank in IPOs9 and a top 5 rank in announced M&A10, we intend to focus on enhancing our existing diversified model by continuing to drive integration and search for growth opportunities by expanding our global Investment Bank offering.

In July 2020, we announced the establishment of a global Investment Bank division, bringing together the former Investment Banking and Capital Markets (IBCM) and Global Markets (GM) divisions as well as Asia Pacific (APAC) Markets. Driven by a diversified franchise that continues to focus on generating returns – with more than 75% of revenues in our global Investment Bank being generated by our top 6 franchises – we also intend to further drive efficiency and effectively manage risk.

For the post COVID-19 market environment, we believe we are well positioned across our M&A and Capital Markets franchises, our Equity and Credit sales & trading businesses, and our more tailored offering in Macro products. Additionally, we also intend to continue driving connectivity to our Wealth Management-related businesses, particularly through GTS and the newly established mid-market M&A and advisory team in International Wealth Management (IWM). Finally, we intend to continue investing in our market-leading businesses across Equities, Fixed Income and Banking.

By focusing on the execution of these strategic priorities, we intend to deliver on our medium-term RoRC ambition of 10% to 15% for the global Investment Bank.

Media Release Zurich, December 15, 2020

Key investment priorities for the Investment Bank include:

-	Drive GTS
o	Expand financing and structured credit solutions in select markets
o	Capitalize on a streamlined, unified platform to enhance delivery of institutional-style solutions to Wealth Management clients
o	Expand Investment Bank Markets offering for sophisticated UHNW clients
-	Expand Investment Bank offering
o	Grow Asset Finance and private credit financing
o	Build on our proprietary cross-asset electronic execution capabilities
o	Invest in onshore China platform
-	Invest in M&A
o	Deliver ESG advisory focused on energy transition
o	Expand industry coverage to grow share including focus on Technology and Healthcare
o	Grow sponsor led M&A share and Private Markets opportunity

The initiatives are estimated to have a 2021 incremental cost impact of approximately CHF 50 million.

ADDING INCREMENTAL INFRASTRUCTURE ENHANCEMENT INVESTMENTS

In addition to the planned investments in our Wealth Management-related businesses and the Investment Bank as described above, we intend to make significant incremental investments in our infrastructure.

Key investment priorities for infrastructure include:

-	Enhance IT platforms
o	Enhance IT platforms across international locations
o	Drive further standardization across core platforms
o	Build-out data analytics
-	Invest in cloud and automation
o	Build-out cloud and cyber security
o	Drive digitalization and automation to improve productivity
o	Enhance digital front-to-back and end-to-end client onboarding
-	Drive regulatory agenda
o	Invest in climate risk platform
o	Deliver Basel IV requirements
o	Leverage scalable data platform across Chief Risk and Compliance Officer (CRCO) function

These initiatives are estimated to have a 2021 incremental cost impact of CHF 150 million to CHF 200 million.

Media Release Zurich, December 15, 2020

DELIVERING ON SUSTAINABILITY ASPIRATIONS

Building on our progress in the last few years, in July 2020 we announced the creation of our unique Executive Board-level function, Sustainability, Research & Investment Solutions (SRI), under the leadership of Lydie Hudson, to express our commitment to becoming a leader in Sustainability in the financial industry, across our Wealth Management-related and Investment Bank franchises. Going forward, this should allow us to drive a cohesive approach and to meet the evolving needs of our clients, investors, employees and society in general. Furthermore, we established a dedicated Board of Directors mandate by naming Iris Bohnet as the Board of Directors Sustainability Leader on the Group Board of Directors in order to enable the integration of the bank’s Sustainability agenda. Furthermore, by naming Sustainability leaders in each division and function, we have created a mechanism to implement our Sustainability strategy across our firm.

Today, we further detail our Sustainability ambitions, intending to integrate Sustainability in how we work with clients and across our operations. Our plans include launching new, innovative ESG products, services and advisory capabilities for clients, as well as taking action with and aiding our clients with their transition journey, which became even more critical given the COVID-19 disruption. Additionally, we aim to become a leading voice in ESG Research, and be a standard setter through partnerships with industry groups and NGOs in the fragmented ESG ecosystem. Finally, we will strive to establish best-in-class governance and disclosures for maximum transparency.
Explicitly, we intend to:

-	Drive our own transition
o
Commitment to develop Science Based Targets within the next 24 months, including our commitment to achieve net zero emissions from our financing no later than 2050, with intermediate emissions goals for 2030

o	Align our financing with the Paris Agreement objective of limiting global warming to 1.5° C
-	Adapt our culture
o	Establish a new Board of Directors’ Sustainability Advisory Committee, including external experts in the field, to cover our ESG strategy and execution
o	Reflect our overall Sustainability ambitions across our conduct and culture efforts, including a refined Diversity & Inclusion strategy
-	Deliver sustainable investment solutions
o	Aim for sustainable investment solutions to be at the core of our offering to wealth management and institutional clients
o	Reposition our portfolio to mobilize capital towards our clients’ transitions

Media Release Zurich, December 15, 2020

SUMMARY OF FINANCIAL AMBITIONS OUTLINED AT THE 2020 INVESTOR UPDATE
  Aim to increase Wealth Management-related pre-tax income, supporting our medium-term ambition of an RoTE of 10% to 12%
  Expect adjusted operating expenses of CHF 16.2 billion to CHF 16.5 billion for 2021, reducing expenses through the restructuring measures announced in July 2020 and ongoing productivity improvements, enabling the funding of incremental investments of up to CHF 600 million, primarily in Wealth Management and in China, as well as in our IT infrastructure
  Operate with a CET1 ratio of at least 12.5% and a Tier 1 ratio in excess of 17.5% for at least the first half of 2021 given the ongoing COVID-19 pandemic
  Continue to accrue for at least 5% dividend growth per annum, including with respect to the planned 2020 dividend compared to CHF 0.2776 per share paid this year
  Intend to restart share buybacks in January 2021 of up to CHF 1.5 billion, with at least CHF 1.0 billion for the full year, subject to market and economic conditions

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

James Quinn, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

The 2020 Investor Update media release and the CEO and CFO presentations are available to download from 07:00 CET / 06:00 GMT / 01:00 EST today at: https://www.credit-suisse.com/about-us/en/events/investor-day-2020.html. Additional presentations will be available to download at 12:30 CET / 11:30 GMT / 06:30 EST today.

Media Release Zurich, December 15, 2020

* Refers to adjusted results, results excluding significant items and results on a constant foreign exchange rate basis as applicable. Results excluding items included in our reported results are non-GAAP financial measures. For further details and a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release.

Footnotes

1 Internal pulse survey completed in June 2020
2 IMF, GDP at current prices based on PPP; and Oliver Wyman; UHNWI defined as individuals with personal financial assets above USD 100 million
3 PWM and The Banker magazine, Best Private Bank for Entrepreneurs award 2020
4 Oliver Wyman; CAGR 2020 to 2024; total financial wealth of households with >USD 1 million wealth
5 Oliver Wyman; UHNWI defined as individuals with personal financial assets above USD 100 million
6 Excluding estimated cumulative FX impact
7 Excluding estimated cumulative FX impact
8 Excluding estimated cumulative FX impact
9 Refers to global investment banking results from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. Dealogic 2020 YTD as of December 11, 2020 (Global); IPOs and M&A based on volume
10 Refers to global investment banking results from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. Dealogic 2020 YTD as of December 11, 2020 (Global); IPOs and M&A based on volume

Abbreviations
APAC – Asia Pacific; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; CAGR – compound annual growth rate; CEO – Chief Executive Officer; CET1 – common equity tier 1; CFO – Chief Financial Officer; CHF – Swiss francs; C&IC – Corporate & Institutional Clients; CRCO – Chief Risk and Compliance Officer; DCM – Debt Capital Markets; ECM – Equity Capital Markets; EMEA – Europe, Middle East, Africa; ESG – environmental, social and corporate Governance; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – foreign exchange; GAAP – generally accepted accounting principles; GDP – gross domestic product; GTS – Global Trading Solutions; GM – Global Markets; IBCM – Investment Banking & Capital Markets; IPO – Initial Public Offering; IT – information technology; ITS – International Trading Solutions; IWM – International Wealth Management; LTM – last twelve months; M&A – Mergers & Acquisitions; NNA – net new assets; NGO – non-governmental organization; PB – Private Banking; PC – Private Clients; PPP – Purchasing Power Parity; RoRC – Return on Regulatory Capital; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SME – Small and Medium Enterprises; SRI – Sustainability, Research & Investment Solutions; SUB – Swiss Universal Bank; YTD – year-to-date; UHNW(I) – ultra high-net-worth individual; US – United States; USD – US dollar.

Important information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total

Media Release Zurich, December 15, 2020

shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average risk-weighted assets and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Return on tangible equity (a non-GAAP financial measure) is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholder’s equity (a non-GAAP financial measure) is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 million and other intangible assets of CHF 256 million from total shareholders’ equity of CHF 45,740 million as presented in our balance sheet.

Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) was calculated using income/(loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Foreign exchange impact is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot foreign exchange rate. The respective amounts are then converted back to CHF applying the average 2019 foreign exchange rate from the period against which the foreign exchange impact is measured. Average foreign exchange rates apply a straight line average of monthly foreign exchange rates for major currencies.

Client business volume is a broader measure than assets under management as it includes custody assets and net loans.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 capital, CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividends paid in 2020.

Mandate penetration reflects advisory and discretionary mandate volumes as a percentage of assets under management, excluding those from the external asset manager business.

Generic references to profit and costs in this document refer to pre-tax income and operating expenses, respectively. References to Wealth Management mean SUB PC, IWM PB and APAC or their combined results. References to Wealth Management-related mean SUB, IWM and APAC or their combined results. References to global investment banking mean the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. References to Global Trading Solutions, prior to 3Q20, mean the combination of ITS and APAC Solutions.

Media Release Zurich, December 15, 2020

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

Appendix
Appendix
Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
	Group
in	9M20	9M19
Adjusted results excluding signficant items (CHF million)
Net revenues	17,168	16,294
Real estate gains	0	(105)
Adjusted net revenues	17,168	16,189
of which gain related to InvestLab transfer	268	327
of which Pfandbriefbank gain	134	0
Adjusted net revenues excluding significant items	16,766	15,862
Provision for credit losses	958	178
Total operating expenses	12,655	12,610
Restructuring expenses	(107)	–
Major litigation provisions	(231)	(63)
Expenses related to real estate disposals	(23)	(51)
Adjusted total operating expenses	12,294	12,496
Income before taxes	3,555	3,506
Total adjustments and significant items	(41)	(318)
Adjusted income before taxes excluding significant items	3,514	3,188
Reconciliation of adjustment items
	Wealth Management
in	9M20	9M19
Adjusted net revenues excluding significant items and FX impact (CHF million)
Net revenues	7,449	7,492
of which real estate gains	0	130
of which gain related to InvestLab transfer	40	229
of which Pfandbriefbank gain	134	0
of which FX impact	(315)	0
Adjusted net revenues excluding significant items and FX impact	7,590	7,133

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: December 15, 2020
By:
/s/ Flavio Lardelli
Flavio Lardelli
Director
By:
/s/ Annina Müller
Annina Müller
Vice President